News Release

ART announces the launch of a North American
pivotal clinical study of its SoftScan® system

The last stage before commercializing this unique and
Innovative technology for diagnosing breast cancer

Montreal, October 24, 2005 – ART Advanced Research Technologies Inc. (TSX: ARA), in collaboration with the Cedars Breast Clinic of the McGill University Health Centre (MUHC), today launched a pivotal clinical study, North American in scope, the final stage prior to commercializing SoftScan®, an optical breast imaging system designed to improve the diagnosis and treatment of breast cancer.

ART intends to present results of the study in its submission to Health Canada and the U.S. Food and Drug Administration (FDA) to support its pre-market approval application for SoftScan®. “It is with great pride and the hope of improving the quality of life for a great many women that we are launching today this SoftScan® clinical study that will eventually become North American in scope,” explains Ms. Micheline Bouchard, President and CEO of ART Advanced Research Technologies Inc. “For the past ten years, we have been the only company in Quebec and Canada to have invested time and major resources to perfect this promising optical imaging technology for the diagnosis of breast cancer.”

Developed in Quebec, SoftScan® has been designed first as a complementary diagnostic tool to mammography, to be used ultimately for the detection and treatment monitoring of breast cancer. Its non-invasive and pain-free approach uses time-domain optical imaging technology, capable of precision characterization of benign and malignant breast tumours, while maintaining the patient’s well-being.

Nowadays a suspicious mammogram is typically followed by a biopsy, even though 80% of cases prove to be negative1. Ultimately, SoftScan® has the potential to significantly reduce the anxiety, pain and suffering experienced by patients.

“The SoftScan® will be complementary to the mammogram,” explains Dr. David Fleiszer, Principal Investigator and Co-Director of the Cedars Breast Clinic of the MUHC. “It will allow us to differentiate between benign and malignant structures in the breasts and thus prevent patients from having to go through unnecessary and unpleasant biopsies.”

“Early detection using mammography allows for the reduction of the mortality rate attributed to breast cancer, but this is not a perfect diagnostic tool. Optical imaging is presenting itself as a complementary tool that could contribute to a reduction in the number of deaths from breast cancer. We hope to establish that SoftScan® will improve our capacity to diagnose breast cancers and are keen on beginning pivotal trials with our patients,” indicated Dr. Raymond Taillefer, Research Director, Nuclear Medicine, and Co-principal investigator for the study with Dr. Isabelle Trop, at the CHUM.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca.

The McGill University Health Centre (MUHC) is a comprehensive academic health institution with an international reputation for excellence in clinical programs, research and teaching. The MUHC is a merger of five teaching hospitals affiliated with the Faculty of Medicine at McGill University––the Montreal Children’s, Montreal General, Royal Victoria, and Montreal Neurological Hospitals, as well as the Montreal Chest Institute. Building on the tradition of medical leadership of the founding hospitals, the goal of the MUHC is to provide patient care based on the most advanced knowledge in the health care field, and to contribute to the development of new knowledge.

The Centre hospitalier de l’Université de Montréal (CHUM) is a university hospital centre that provides specialized and ultraspecialized services to a regional and supraregional clientele. CHUM also offers general and specialized hospital services for its immediate service area. These services, which contribute to teaching and research and to the evaluation of health-care technologies and intervention methods, are provided on an integrated network basis. CHUM also contributes to the ongoing promotion of health through its front-line services. CHUM was formed with the merger of three Montreal hospitals: Hôtel-Dieu, Notre-Dame and Saint-Luc. CHUM’s 10,000 employees, 900 doctors, 330 researchers, 5,000 students and trainees and 800 volunteers serve more than half a million patients every year. www.chumontreal.qc.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

Visual material available on request.

For information:

Ani Armenian ART Advanced Research Technologies Inc. P. (514) 832-0777 ext. 245 aarmenia@art.ca	Seeta Ramdass McGill University Health Centre (MUHC) P. (514) 934-1934 ext. 34320 seeta.ramdas@muhc.mcgill.ca	Lise Provost, B.Sc., M.Éd. Centre hospitalier de l’Université de Montréal P. (514) 890-8000 ext. 15380 lise.provost.chum@ssss.gouv.qc.ca

[1] ‘‘ Breast Cancer Sc ’’, Annals of Internal Medicine, vol. 137, no. 5 (p p. E355-E356.	reening: Clinical Guidelines art I), September 3, 2002,